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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                Schedule 14d-9

                     Solicitation/Recommendation Statement
      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934



                            Alliance Resources PLC
                           (Name of Subject Company)


                            Alliance Resources PLC
                     (Name of Person(s) Filing Statement)


                     Ordinary Shares of (Pounds)0.01 Each
                        (Title of Class of Securities)


                                  01877N 10 7
                     (CUSIP Number of Class of Securities)



                             Francis M. Munchinski
                            Alliance Resources PLC
                       4200 E. Skelly Drive, Suite 1000
                             Tulsa, Oklahoma 74135
                                (918) 491-1100
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)



                                   Copy To:

                             W. Alan Kailer, Esq.
                Jenkens & Gilchrist, a Professional Corporation
                         1445 Ross Avenue, Suite 3200
                              Dallas, Texas 75202
                                (214) 855-4500
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Alliance Resources PLC, a public limited company incorporated in England and Wales ("Alliance"). The address of the principal executive offices of Alliance is 12 St. James's Square, London SW1Y 4BR, England and the address of its principal operating offices is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135. The title of the class of equity securities to which this Statement relates is the ordinary shares of (Pounds)0.01 each (the "Alliance Shares") in the capital of Alliance.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 (the "Statement") relates to the offer (the "Exchange Offer") of American Rivers Oil Company, a Delaware corporation ("American Rivers"), to exchange shares of Common Stock, $0.001 par value (the "AROC Shares") of American Rivers for all of the issued and outstanding Alliance Shares, at a ratio of one AROC Share for each Alliance Share. The principal executive offices of American Rivers are at 700 East Ninth Avenue, Suite 106, Denver, Colorado 80203. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the information statement/prospectus included in Amendment No. 1 to the Registration Statement of American Rivers on Form S-4 filed on October 15, 1999 (Regis. No. 333-85237)(the "Prospectus"), which is included as Exhibit (a)(1) to this schedule and is incorporated herein by reference. The Exchange Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 dated October 21, 1999 (as it may be amended and supplemented from time to time, the "Schedule 14D-1"), which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended.

ITEM 3. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Alliance, the business address of which is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135.

(b) The information set forth in "THE PROPOSED TRANSACTIONS - Background of the Reincorporation Proposal and Offer," "THE PROPOSED TRANSACTIONS - Reasons for the Reincorporation and Offer," THE TERMS OF THE TRANSACTIONS" and "MANAGEMENT OF NEW ALLIANCE" of the Prospectus and the Exchange and Merger Agreement and the Amendment to Exchange and Merger Agreement which are attached as Exhibit (c)(1) and Exhibit (c)(2) hereto respectively, is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) The information set forth in "THE PROPOSED TRANSACTIONS - Recommendation of the Alliance Board of Directors" of the Prospectus is incorporated herein by reference.

(b) The information set forth in "THE PROPOSED TRANSACTIONS - Reasons for the Reincorporation and the Offer" of the Prospectus is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Not applicable.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

(a) No transactions in the Alliance Shares have been effected during the past 60 days by Alliance or, to the best of Alliance's knowledge, by an executive officer, director, affiliate or subsidiary of Alliance.

(b) To the best of Alliance's knowledge, each executive officer, director and affiliate of Alliance holding Alliance Shares intends to tender such Alliance Shares in the Exchange Offer.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

(a) Except as described in Item 3(b) and as provided in the documents included as Exhibits (c)(1) through (c)(8), no negotiation is being undertaken or is underway by Alliance in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Alliance or any subsidiary of Alliance, (ii) a purchase, sale or transfer of a material amount of assets by Alliance or any subsidiary of Alliance,
          (iii) a tender offer for or other acquisition of securities by or of Alliance, or (iv) any material change in the present capitalization or dividend policy of Alliance.

(b) Except as described under Item 3 and Item 4 and as provided in the documents included as Exhibits (c)(1) through (c)(8), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Exchange Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

          None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Prospectus included in American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237). [Incorporated by reference from such Registration Statement]

(a)(2) United States Form of Acceptance and Authority (Filed herewith as Exhibit (a)(2))

(a)(3) United Kingdom Form of Acceptance and Authority (Filed herewith as Exhibit (a)(3))

(b)       None

(c)(1) Exchange and Merger Agreement dated July 22, 1999 among American Rivers Oil Company, a Wyoming corporation, American Rivers Oil Company, a Delaware corporation and Alliance Resources PLC (Included as Appendix A to the Prospectus)

(c)(2)*   Amendment to Exchange and Merger Agreement, dated October 13, 1999.
          [2.2]

(c)(3)* Exchange Agreement for Convertible Restricted Voting Shares, dated October 13, 1999. [10.1]

(c)(4)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company, EnCap Equity 1996 Limited Partnership, Energy Capital Investment Company PLC, and EnCap Investments L.C. [10.2]

(c)(5)* Registration Rights Agreement dated October 13, 1999 between American Rivers Oil Company and LaSalle Street Natural Resources. [10.3]

(c)(6)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company and members of the Benton family. [10.4]

(c)(7)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holders of Series D, E, F, G and H warrants. [10.5]

(c)(8)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holder of Series I warrants. [10.6]

          * Incorporated by reference from the exhibit number indicated in brackets to the American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237).

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 1999
                                    ALLIANCE RESOURCES PLC



                                    By:    /s/ Francis M. Munchinski
                                           ----------------------------------
                                    Name:  Francis M. Munchinski
                                    Title: Assistant Secretary

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                                 EXHIBIT INDEX

(a)(1) Prospectus included in American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237). [Incorporated by reference from such Registration Statement]

(a)(2) United States Form of Acceptance and Authority (Filed herewith as Exhibit (a)(2))

(a)(3) United Kingdom Form of Acceptance and Authority (Filed herewith as Exhibit (a)(3))

(b)      None

(c)(1) Exchange and Merger Agreement dated July 22, 1999 among American Rivers Oil Company, a Wyoming corporation, American Rivers Oil Company, a Delaware corporation and Alliance Resources PLC (Included as Appendix A to the Prospectus)

(c)(2)*  Amendment to Exchange and Merger Agreement, dated October 13, 1999.
         [2.2]

(c)(3)* Exchange Agreement for Convertible Restricted Voting Shares, dated October 13, 1999. [10.1]

(c)(4)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company, EnCap Equity 1996 Limited Partnership, Energy Capital Investment Company PLC, and EnCap Investments L.C. [10.2]

(c)(5)* Registration Rights Agreement dated October 13, 1999 between American Rivers Oil Company and LaSalle Street Natural Resources. [10.3]

(c)(6)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company and members of the Benton family. [10.4]

(c)(7)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holders of Series D, E, F, G and H warrants. [10.5]

(c)(8)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holder of Series I warrants. [10.6]

         * Incorporated by reference from the exhibit number indicated in brackets to the American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237).

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